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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (AMENDMENT NO. 8)*

                                Ceres Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    156772105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 27, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13(d)-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                               Page 1 of 5 Pages

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                                  SCHEDULE 13D
CUSIP NO. 156772105                                           PAGE 2 OF 5 PAGES

---------- ---------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           TURKEY VULTURE FUND XIII, LTD.
---------- ---------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [  ]
                                                                                                        (a)  [  ]
---------- ---------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

---------- ---------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                             [  ]

---------- ---------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
-------------------------------------- ------- ---------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER

               SHARES                          1,444,369(1)

            BENEFICIALLY               ------- ---------------------------------------------------------------------
                                         8     SHARED VOTING POWER
              OWNED BY
                                       ------- ---------------------------------------------------------------------
                EACH                     9     SOLE DISPOSITIVE POWER

              REPORTING                        1,444,369(1)
                                       ------- ---------------------------------------------------------------------
               PERSON                    10    SHARED DISPOSITIVE POWER

                WITH
---------- ---------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,444,369(1)
---------- ---------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                                                           [  ]
---------- ---------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.2%
---------- ---------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           O
---------- ---------------------------------------------------------------------------------------------------------


     1 Assumes the exercise of warrants to purchase 366,236 shares of common stock at $5.41 per share ("Equity Warrants") and warrants to purchase 300,000 shares of common stock at $6.00 per share ("Guarantee Warrants").

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CUSIP NO. 156772105                                          PAGE 3 OF 5 PAGES

         This Amendment No. 8 to Schedule 13D Statement for issuer Ceres Group, Inc., a Delaware corporation ("Ceres"), is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), of which Richard M. Osborne is the sole Manager. Capitalized terms used in this Amendment No. 8 and not defined have the meanings ascribed to them in prior Schedule 13D Statements filed by the Fund with respect to Ceres.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is hereby amended and supplemented as follows:

         (a) According to the most recent filing with the Securities and Exchange Commission by Ceres and other public information disseminated by Ceres, there are 33,857,895 shares of Ceres' stock outstanding. If the Equity Warrants and the Guarantee Warrants owned by the Fund and Mr. Osborne were fully exercised, there would be 34,524,131 shares of Ceres' stock outstanding.

         The Fund beneficially owns 1,444,369 shares of Ceres' stock, assuming full exercise of the Equity Warrants and the Guarantee Warrants owned by the Fund, or approximately 4.2% of Ceres' outstanding stock. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all the shares of Ceres' stock owned by the Fund.

         In connection with Ceres' secondary public offering on December 27, 2001, the Fund was released from the Voting Agreement (as described in Items 4, 5 and 6 of Amendment No. 5). Because the Fund no longer has any obligation to vote its shares for any particular person and no longer has the right to designate a director to the Board of Directors of Ceres, the Fund should no longer be deemed a member of a group, within the meaning of Section 13(d)(3) of the Exchange Act, with the parties to the Voting Agreement. A copy of the amendment to the Voting Agreement pursuant to which the Fund was released is attached hereto as Exhibit 7.13.

         (c) The Fund has effected no transactions in Ceres' stock in the past 60 days.

         (e) On December 27, 2001, the Fund and Mr. Osborne ceased to be the beneficial owner of more than 5% of Ceres' outstanding stock upon the completion of Ceres' secondary public offering of 16,100,000 shares of stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to Amendment No. 1 to the Amended and Restated Voting Agreement, attached hereto as Exhibit 7.13, the Fund was released from the Voting Agreement and no longer has any obligation to vote its shares for any particular person and no longer has the right to designate a director to the Board of Directors of Ceres.


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CUSIP NO. 156772105                                          PAGE 4 OF 5 PAGES


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.13 Amendment No. 1 to Amended and Restated Voting Agreement by and among Ceres Group, Inc., Turkey Vulture Fund XIII, Ltd., Billy B. Hill, Jr., Karon Hill, International Managed Care (Bermuda), L.P., International Managed Care, LLC, Peter Nauert, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP, dated November 30, 2001




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CUSIP NO. 156772105                                          PAGE 5 OF 5 PAGES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 14, 2002               TURKEY VULTURE FUND XIII, LTD.



                                      By:  /s/ Richard M. Osborne
                                           -------------------------------------
                                           Richard M. Osborne, Manager